

June 28, 2018

Edward Smith
Chief Executive Officer
SMTC Corporation
7050 Woodbine Ave., Suite 300
Markham, Ontario, Canada L3R 4G8

  Re: SMTC Corporation
    Registration Statement on Form S-3
    Filed June 22, 2018
    File No. 333-225819

Dear Mr. Smith:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions.

           Division of Corporation Finance
           Office of Information Technologies
           and Services

cc: David J. Katz